Filed by Konecranes Plc
pursuant to Rule 425 under
the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934
Subject Company: Terex Corporation
(Commission File No. 001-10702)

INSPIRING KICKOFF FOR THE INTEGRATION PLANNING

The Cranes, Ports and Services Integration Planning kickoff was carried out in a good and inspiring atmosphere in mid-December. Altogether approximately 60 employees from both Konecranes and Terex spent two and a half exciting days getting to know each other, creating a common understanding and starting the planning and design of the future Konecranes Terex, and building the pre-eminent global company.

From December 16 to 18, teams from Konecranes and Terex met in London for the kickoff of the Integration Planning. This meeting was a start to joint planning work for the future merged business operations. Present was a group of people representing business operations covering all cranes, their components, ports, lift trucks and services of both companies.

John Paxton (in front) from Terex, Carolin Paulus (left) from Terex, Bernie D’Ambrosi from Konecranes.

To secure the compliance with competition law and other legal requirements the participants received comprehensive legal training. The participants were also continuously reminded that despite the fact that the joint business integration planning teams are now increasingly discussing and planning, until the closing, the two entities are separate competing companies operating independently. This means that the parties are not allowed to share data for example on product prices, costs and customers. The so-called “clean teams”, consisting of external consultants from Boston Consulting Group (BCG), included in every Integration Planning team, will collect and analyze sensitive data and provide input for the integration teams.

The meeting and team work was kicked off by Mikko Uhari and Scott Hensel, the two Program Management Officers from each company for this merger process. “We need to leverage the best of both companies while planning the integration” said Scott Hensel, followed by Mikko Uhari “We need to build practical and workable plans and still remember that business continuity is of the essence.”

Strong team structure and clear roles

The structure of the Post-Merger Integration Planning Team -- also commonly shortened to PMI team, has three groups. The main decision body to lead the whole process is the Executive Committee (EC). It provides overall executive leadership and makes final decisions on escalated issues. This group includes the following persons: Konecranes President and CEO Panu Routila, Terex CEO John Garrison, and Terex Material Handling & Port Solutions Segment President Steve Filipov. The EC meetings are organized bi-weekly.

Also EC Members offered their perspectives to the attendees. Panu Routila stated that “this is a tremendous opportunity for two great companies to become one”.  According to John Garrison, it is up to attendees to make this merger a success. “Everyone on this team now has the chance to provide input toward creating a successful new business.” Steve Filipov added: “I can already see after one day of working together that there is a great team sprit here.”

A joint Integration Management Office (IMO), led by Mikko Uhari from Konecranes and Scott Hensel from Terex, reports to the EC.  This group is responsible for steering the integration design, coordinating and guiding integration teams. IMO has internal teams to take care of program governance, communication and culture, and those teams contain people both from Konecranes and Terex. The group has meetings on a weekly basis.

The different integration teams will work under two bigger groupings: Cranes, Ports and Services (CPS), called Business Stream and Corporate Support Functions (CSF), called Support Stream. The Business Stream includes three main work streams, representing their respective product areas: Industrial Cranes and Components, Port Solutions – including Port Equipment and Lift Trucks – and Service which spans all business areas.

Mikko Uhari from Konecranes (left) and Scott Hensel from Terex are leading the joint Integration Office (IMO).

Sponsors Support the Work of the Streams

Business stream has Sponsors, whose role is to advise, give views and insights, help to prioritize, pro¬vide direction and secure resources for the stream. The Sponsors for the Business Stream were present in London and gave the stream members their first guidance and advice.

For the Industrial Cranes and Components work stream, the Sponsors are Ryan Flynn, Head of Business Area Equipment from Konecranes and Susanna Schneeberger, Managing Director & Vice President of Material Handling, from Terex.

Ryan emphasized in his speech that both sides should have trust, patience and respect towards each other in this process. “This is not a sprint, nor a marathon. This is a path we have to take, and good spirit and team work is needed to make the journey. “

Susanna stated that we all need to step out of our own area of comfort. “We have different ways of working, and there will also be hard decisions on the way. Therefore, we need to be open-minded and look for opportunities.”

Business Stream Sponsors gave the stream members their first guidance and advice. From left Klaus Hoffmann (Terex), Fabio Fiorino (Konecranes), Carolin Paulus (Terex), Ryan Flynn (Konecranes) and Susanna Schneeberger (Terex).

For Port Solutions, the Sponsors are Ryan from Konecranes and Klaus Hoffmann, Managing Director & Vice President of Terex Port Solutions. In his speech, Klaus said that we all have to be in this change with a total heart. “Be smart, honest and brave enough so that the outcome is fantastic.”

Service sponsors are Fabio Fiorino, Head of Business Area Service & Chief Customer Officer, Konecranes and Carolin Paulus, Vice President Demag Service, Terex Material Handling. Fabio commented that this is an exciting journey and reminded that service is one of the key synergies in the possible merger. “The bar is raised pretty high for us, and there are lot of expectations and possibilities of what we can do. This is the “next big thing” that we all have been waiting for.”

Carolin pointed out the need of keeping customer perspective in the planning. “Service business is people business.”

The way forward

The key targets for the Business Integration Team´s work set in the London meeting were to define the baseline of both organizations, designing the target state of a combined business model following a ‘best of the best’ approach, and action planning. The work will now continue in each specific stream at an increased pace.

The next kickoff will be for the Support Stream, taking place in mid-January. The functions are represented by work streams, including Procurement, Manufacturing, Finance, HR, IT, Branding and Market Communications, and additional work groups: Legal as well as Health, Safety & Environment.

Each of these work streams includes both Terex and Konecranes representatives who – working together – will identify the best practices, which will ultimately form the basis of the new company.

Approximately 60 employees from both Konecranes and Terex participated in the kickoff meeting in London.

1) Ryan Flynn (left, Konecranes) and Andrew Clarke (Terex).

2) Alan Gaskin (left, Terex) and Derek Reece (Konecranes).

3) Ari Kiviniitty (left, Konecranes) and Carsten Eustergerling (Terex).

4) Vidyana Hatta-Lalo (Terex).

5) Florian Fisher (left, Terex)and John Paxton (Terex).

6) Isabel Schrepfer (BCG), Benjamin Eickhoff (Terex) and Volker Struck (Terex).

7) Klaus Hoffmann (left, Terex) and Juha Vanhanen (Konecranes).

Photos: Luke Dixon, Corporate Photography Ltd

FORWARD LOOKING STATEMENTS

This article contains forward-looking statements regarding future events, including statements regarding Terex or Konecranes, the transaction described in this document and the expected benefits of such transaction and future financial performance of the combined businesses of Terex and Konecranes based on each of their current expectations. These statements involve risks and uncertainties that may cause results to differ materially from those set forth in the statements. When included in this document, the words “will,” “may,” “plans” and the negatives thereof and analogous or similar expressions are intended to identify forward-looking statements. However, the absence of these words does not mean that the statement is not forward-looking. Terex and Konecranes have based these forward-looking statements on current expectations and projections about future events. These statements are not guarantees of future performance.

Because forward-looking statements involve risks and uncertainties, actual results could differ materially. Such risks and uncertainties, many of which are beyond the control of Terex and Konecranes, include among others: the ability of Terex and Konecranes to obtain shareholder approval for the transaction, the ability of Terex and Konecranes to obtain regulatory approval for the transaction, the possibility that the length of time required to complete the transaction will be longer than anticipated, the achievement of the expected benefits of the transaction, risks associated with the integration of the businesses of Terex and Konecranes, the possibility that the businesses of Terex and Konecranes may suffer as a result of uncertainty surrounding the proposed transaction, and other factors, risks and uncertainties that are more specifically set forth in Terex’ public filings with the SEC and Konecranes’ annual and interim reports.  Each of Terex and Konecranes disclaim any obligation to update the forward-looking statements contained herein.

IMPORTANT ADDITIONAL INFORMATION

This document relates to the proposed merger of Terex and Konecranes, through which all of Terex’ common stock will be exchanged for Konecranes ordinary shares (or American depositary shares, if required). This document is for informational purposes only and does not constitute an offer to purchase or exchange, or a solicitation of an offer to sell or exchange, all of common stock of Terex, nor is it a substitute for the Preliminary Prospectus included in the Registration Statement on Form F-4 (the “Registration Statement”) to be filed by Konecranes with the SEC, the Prospectus / Proxy to be filed by Terex with the SEC, the listing prospectus of Konecranes to be filed by Konecranes with the Finnish Financial Supervisory Authority (and as amended and supplemented from time to time, the “Merger Documents”). No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE MERGER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT KONECRANES OR TEREX HAS FILED OR MAY FILE WITH THE SEC, NASDAQ HELSINKI OR FINNISH FINANCIAL SUPERVISORY AUTHORITY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE PROPOSED MERGER.

The information contained in this document must not be published, released or distributed, directly or indirectly, in any jurisdiction where the publication, release or distribution of such information is restricted by laws or regulations. Therefore, persons in such jurisdictions into which these materials are published, released or distributed must inform themselves about and comply with such laws or regulations. Konecranes and Terex do not accept any responsibility for any violation by any person of any such restrictions. The Merger Documents and other documents referred to above, if filed or furnished by Konecranes or Terex with the SEC, as applicable, will be available free of charge at the SEC’s website (www.sec.gov) or by writing to Anna-Mari Kautto, Investor Relations

Assistant, Konecranes Plc, P.O. Box 661, FI-05801 Hyvinkää, Finland or Elizabeth Gaal Investor Relations Associate, Terex, 200 Nyala Farm Road, Westport, CT 06880, USA.
Konecranes and Terex and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies in respect of the transaction. Information regarding Konecranes' directors and executive officers is available in Konecranes’ annual report for fiscal year 2014 at www.konecranes.com. Information about Terex' directors and executive officers and their ownership of Terex ordinary shares is available in its Schedule 14A filed with the SEC on April 1, 2015. Other information regarding the interests of such individuals as well as information regarding Konecranes’ and Terex' directors and officers will be available in the proxy statement/prospectus when it becomes available. These documents can be obtained free of charge from the sources indicated above.